Brian F. Faulkner
                            A PROFESSIONAL LAW CORPORATION
     27127 CALLE ARROYO, SUITE 1923 .  SAN JUAN CAPISTRANO, CALIFORNIA 92675
              T:  949.240.1361  .  F:  949.240.1362 . C: 714.608.2125
                                  E: BRIFFAULK@AOL.COM





VIA FEDERAL EXPRESS AND EDGAR


October 19, 2005


H. Christopher Owings, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:  RMD Technologies, Inc.
     Amendment No. 3 to Registration Statement on Form 10-SB
     Filed September 21, 2005
     Form 10-KSB for the Fiscal Year Ended May 31, 2005
     Filed September 21, 2005
     File No. 0-51109

Dear Mr. Owings:

     This letter is in response to your letter of October 7, 2005 with regard to Amendment No. 3 to the Form 10-SB registration statement of RMD Technologies, Inc., a California corporation ("Company"), filed on September 21, 2005, and the Company's Form 10-KSB for the fiscal year ended May 31, 2005, filed September 21, 2005. Each comment point in your letter will be addressed below and in an amended Form 10-SB and an amended Form 10-KSB to be filed on EDGAR:

1. The discussion regarding revenues in the Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A) has been revised as requested.

2. The terms of the referenced $25,000 note have been disclosed under Liquidity and Capital Resources under the MD&A.

3. Per the request, non-cash investing and financing has been added to the Statements of Cash Flows in the audited financial statements.

4. Per the request, Note 5 to the financial statements has been revised.

5. Per the request, a new Note 7 has been added to the financial statements.

6. The contingent beneficial conversion feature is measured based on the date of the promissory note. Since there is no readily available market for the Company's shares, difficulties in selling and reselling the Company's shares, and price of recent share issuances, we believe that $0.001 is a fair value of our price per share. The calculated beneficial conversion feature related to this promissory note approximates $25,000 which we will charged to expense as interest expense on a straight line basis over the maturity of the note.

7. The Form 10-KSB for the fiscal year ended May 31, 2005 will be amended to take account of all comments in your letter.

8. Item 1, Description of Business - Risk Factors, has been revised as requested in the Form 10-SB and the Form 10-KSB.

9. The requested changes have been made to Item 8A, Controls and Procedures, of the Form 10-KSB.

10. The word "significant" has been removed from the last paragraph of Item 8A. However, please be advised, as indicated in SEC Release No. 33-8618, the Company, being a small business issuer, is not required to maintain internal controls over financial reporting until July 15, 2007.

11.  The requested change has been made to Item 14 of the Form 10-KSB.

     I have enclosed two marked copies of the filed Form 10-SB/A
(Amendment No. 4) and the filed Form 10-KSB/A showing the changes made per this letter.

     Should you have any additional comments or questions, please feel free to contact me.

                                       Sincerely,



                                       Brian F. Faulkner

cc:  Pat Galliher, RMD Technologies, Inc.